SEC FILE NUMBER 000-29621
CUSIP NUMBER 98385L 10 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — REGISTRANT INFORMATION

Full Name of Registrant: NovAccess Global Inc.

Address of Principal Executive Office (Street and Number): 8834 Mayfield Road, Suite C

City, State and Zip Code: Chesterland, Ohio 44026

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar    day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth      calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NovAccess Global’s independent accountants were unable to complete their audit of the company’s financial statements in time to permit the company to timely file its Form 10-K for the year ended September 30, 2020 due to delays entailed by the company’s acquisition of StemVax, LLC and the recent change in the company’s management team. The Company expects to file its Form 10-K for 2020 within the 15-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dwain K. Morris-Irvin, Chief Executive Officer, at 440-644-1027

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of NovAccess Gloabal’s acquisition of StemVax and transition into a new business plan focused on commercializing developmental healthcare solutions in the biotechnology, medical, and health and wellness markets, the company expects to report results of operations related to the company’s solar business as discontinued operations.

NovAccess Global Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

NovAccess Global Inc.

Date: December 30, 2020

/s/ Dwain K. Morris-Irvin

By Dwain K. Morris-Irvin

Chief Executive Officer